                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                                                     Commission File No. 0-21052

                           NOTIFICATION OF LATE FILING

      (Check One): [ ] Form 10-K [ ] Form 11-K [ ] Form 20-F [X] Form 10-Q
                                 [ ] Form N-SAR

                      For the Period Ended: March 31, 2005
                                            --------------

[ ] Transition Report on Form 10-K          [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F          [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

         For the Transition Period Ended:
                                         ---------------------------

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                       -------------------------

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:                    JARDEN CORPORATION
Former name if applicable:

Address of principal executive office       555 THEODORE FREMD AVENUE
City, state and zip code                    RYE, NEW YORK 10580

                                     PART II
                             RULE 12B-25 (B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

          (a)      The reasons described in reasonable detail in Part III of
                   this form could not be eliminated |X| without unreasonable
                   effort or expense;

[X]       (b)      The subject annual report, semi-annual report, transition
                   report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion
                   thereof will be filed on or before the 15th calendar day
                   following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c)      The accountant's statement or other exhibit required by Rule
                   12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F,
10-Q, N-SAR, or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The Company closed its acquisition of American Household, Inc. (the
"AHI Acquisition") on January 24, 2005. The Company is unable to file its
Quarterly Report on Form 10-Q (the "Quarterly Report") within the prescribed time period because of the significant complexities and additional disclosures imposed by the AHI Acquisition. Additional time is needed to ensure an accurate and full completion of the Quarterly Report without unreasonable effort or expense. The Company does not expect any changes to its previously announced earnings as filed as an Exhibit to the Company's Current Report on Form 8-K,
filed on May 5, 2005.

         The Company expects to file the Quarterly Report on or before the fifth calendar day following the prescribed due date for filing the Quarterly Report.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

             Ian G.H. Ashken                  (914)              967-9400
             ---------------                  -----              --------
                 (Name)                    (Area Code)       (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d)
of the Securities Exchange Act of 1934 or Section 30 of the Investment Company
Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no,
identify report(s).                                            [X] Yes      No
                                                              ----     ----

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
portion thereof?                                               [X] Yes      No
                                                              ----     ----

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company's results of operations for the quarter ended March 31,
2005 has changed from the corresponding period for the last fiscal year principally as a result of the American Household business, which was acquired in January 2005. For more information, see the Company's earnings release which was released on May 5, 2005 and filed as an Exhibit to the Company's Current
Report on Form 8-K, filed on May 5, 2005.

                               Jarden Corporation
                               ------------------

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 10, 2005       By: /s/ Desiree DeStefano
                             ---------------------------
                             Desiree DeStefano
                               Executive Vice President of Finance and Treasurer